United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number 1-12984

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

(Full title of the plan)

EAGLE MATERIALS INC.

3811 Turtle Creek Blvd, Suite 1100

Dallas, Texas 75219

(Name of issuer and address of principal executive office)

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

FINANCIAL STATEMENTS

AT DECEMBER 31, 2008 AND 2007,

AND FOR THE YEAR ENDED DECEMBER 31, 2008

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

Eagle Materials Inc. Hourly Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Eagle Materials Inc. Hourly Profit Sharing Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2007 were audited by other auditors whose report dated June 26, 2008 expressed an unqualified opinion on those statements. The other auditors reported on the financial statements before the restatement described in Note 3. We also audited the adjustments described in Note 3 that were applied to restate the statement of net assets available for benefits as of December 31, 2007. In our opinion, such adjustments are appropriate and have been properly applied.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and changes in net assets available for benefits for the year then ended, in conformity with U.S. general accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A Limited Liability Partnership Certified Public Accountants

June 16, 2009

Arlington, Texas

Eagle Materials Inc. Hourly Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$10,857,537	$14,393,255

Investments, at fair value	10,857,537	14,393,255

Adjustment from fair value to contract value for fully benefit- responsive investment contracts held by a common/collective trust	44,894	4,872

Total Investments	10,902,431	14,398,127

Employers’ contribution receivable	648,850	663,250

Net Assets Available for Benefits	$11,551,281	$15,061,377

See accompanying notes to financial statements.

Eagle Materials Inc. Hourly Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions:
Participating Employers’ contributions	$766,964
Participant contributions	1,247,343
Participant rollovers	15,740

Total additions	2,030,047

Deductions:
Interest in the Eagle Materials Inc. Plans Master Trust investment income	4,134,391
Benefits paid to participants	1,360,579
Administrative expenses	45,173

Total deductions	5,540,143

Net decrease in net assets available for benefits	(3,510,096)

Net assets available for benefits:
Beginning of year	15,061,377

End of year	$11,551,281

See accompanying notes to financial statements.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008

NOTE 1. DESCRIPTION OF THE PLAN

The following description of Eagle Materials Inc. Hourly Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established April 1, 1994 and amended and restated January 1, 2001, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Employer) and eligible employees of other related corporations which adopt the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by the Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

The Plan has three distinct types of eligible employees: (1) employees eligible to participate in the employer profit sharing contributions, (2) employees eligible to participate in employer matching contributions or (3) employees not eligible to participate in any employer contribution. Eligible employees may not participate in both employer profit sharing and matching contributions. Certain hourly employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. One year of service, for purposes of eligibility, is defined as a consecutive twelve month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC (Republic), a subsidiary of the Company, may participate in matching contributions on the date the employee first performs an hour of service for the Employer, as defined. Hourly employees of Mathews Ready Mix LLC (Mathews), a subsidiary of the Company, may also participate in matching contributions during the calendar year in which they participate.

A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined, to a 401(k) account upon the date of hire. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $46,000, whichever is less) for participant contributions and Participating Employer’s contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Matching and profit sharing contributions are made by the Participating Employers as determined by their respective Boards of Directors. Profit sharing contributions are made to all participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s number of hours worked. Employer nondiscretionary matching contributions for eligible employees of Republic are allocated to participant accounts based on 75% of each participant’s eligible contributions up to 6% of compensation, as defined by the Plan. Employer nondiscretionary matching contributions for eligible employees of Mathews are allocated to participant accounts based on 100% of each participant’s eligible contributions up to $500 annually, as defined by the Plan. The Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such contributions were made for the 2008 Plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $18,000 were used to reduce employer discretionary profit sharing contributions accrued by the Plan at December 31, 2008.

Participants direct the investment of their accounts into various registered investment company funds, a common/collective trust fund or the Eagle Materials Common Stock Fund (EXPSF). Another fund, the Centex Common Stock Fund (CCSF), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted. Both the EXPSF and CCSF are unitized stock funds.

Participants may allocate up to 15% of employer and participant contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option (except CCSF) offered by the Plan.

Vesting

Matching Contributions - Participants’ Employer nondiscretionary matching contributions made prior to January 1, 2002 do not vest until the completion of five years of vesting service, as defined. For Employers’ nondiscretionary matching contributions made after December 31, 2001, the participant need only complete three years of vesting service, as defined.

Profit Sharing Contributions - For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or before December 31, 2006, the participants with less than 5 years of vesting service will be 0% vested in employer contributions and participants with 5 or more years of vesting service will be 100% vested. For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or after January 1, 2007, the participants with less than 3 years of vesting service will be 0% vested in employer contributions, and participants with 3 or more years of vesting service will be 100% vested.

Participants are fully vested in all contributions upon retirement, full and permanent disability, or death.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008

NOTE 1. DESCRIPTION OF THE PLAN (continued)

The Plan provides for distributions when a participant terminates employment and the present value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:

•

Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (“the Trustee”) to distribute the present value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a Direct Rollover to an individual retirement plan designated by the Committee.

•

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Participants are always fully vested in their participant contributions, related earnings and participant rollovers.

Participant Loans

Loans by participants are not permitted.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

Termination of the Plan

Although the Employer has not expressed intent to terminate the Plan, it may do so at any time subject to the requirements of ERISA. If the Plan is terminated, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All of the Plan’s investments are commingled with the investments of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Eagle Salaried Plan) in the Eagle Materials Inc. Plans Master Trust (“the Master Trust”). The Master Trust is governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan presents the net change in fair value of mutual funds and common and collective trusts, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Effective January 1, 2008, the Plan adopted the provision of Statement of Financial Accounting Standards No. 157, Fair Value Measurement (“SFAS 157”), with respect to its investments. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2008

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2	—	Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common/Collective Investment Trust

This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy, because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2008

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Below is the Plan’s share of Master Trust investments as of December 31, 2008 carried at fair value on a recurring basis by the FAS 157 fair value hierarchy levels described above:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Common stock	$363,152	$—	$—	$363,152
Mutual funds	9,662,115	—	—	9,662,115
Common/Collective trust	—	877,164	—	877,164

	$10,025,267	$877,164	$—	$10,902,431

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2008, include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Salaried Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2008

NOTE 3. RESTATEMENT OF PRIOR YEAR NET ASSETS AVAILABLE FOR BENEFITS

The statement of net assets available for benefits as of December 31, 2007 has been restated to reflect the accrual of employer contributions. The effect of this restatement was to increase employer contributions receivable by $781,364, causing a similar increase in net assets available for benefits.

NOTE 4. INTEREST IN THE MASTER TRUST

The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2008 and 2007, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2008

NOTE 4. INTEREST IN THE MASTER TRUST (continued)

	2008		2007
	Fair Value	Percentage Interest	Fair Value	Percentage Interest
Registered Investment Companies
American Beacon Funds Large Cap Value Plan Ahead Class Fund	$861,892	34.6%	$1,627,293	28.5%
Baron Small Cap Fund	247,068	13.0%	350,607	10.5%
JPMorgan Diversified Mid Cap Growth Class A Fund	1,215,763	29.9%	2,599,706	29.1%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	498,709	21.7%	672,400	20.2%
LMP Aggressive Growth Class A	111,593	70.2%	214,220	59.6%
Fidelity Low-Priced Stock Fund	2,026,567	19.8%	3,509,038	21.5%
Fidelity Diversified International Fund	2,345,196	15.1%	5,376,448	13.7%
Fidelity Freedom Income Fund	190,721	30.1%	291,282	9.5%
Fidelity Freedom 2000 Fund	5,276,677	52.5%	6,977,530	52.3%
Fidelity Freedom 2010 Fund	4,440,106	20.5%	7,311,150	16.9%
Fidelity Freedom 2020 Fund	5,477,501	22.2%	8,147,209	20.0%
Fidelity Freedom 2030 Fund	1,909,791	38.2%	2,319,577	40.1%
Fidelity Freedom 2040 Fund	1,104,363	55.6%	1,537,213	48.6%
Spartan Extended Market Index Fund	838,970	21.3%	1,856,275	14.2%
Spartan U.S. Equity Index Fund	3,832,912	19.3%	7,442,824	16.1%
Fidelity U.S. Bond Index Fund	3,113,484	25.9%	1,987,897	25.3%

	33,491,313		52,220,669

Eagle Materials Common Stock Fund
Eagle Materials Common Stock	2,354,073		4,076,333
Interest-Bearing Cash Equivalent	—		126,058

	2,354,073	15.3%	4,202,391	17.7%

Centex Common Stock Fund
Centex Common Stock	61,514		163,735
Interest-Bearing Cash Equivalent	—		1,722

	61,514	4.4%	165,457	4.5%

Common/Collective Trust
Fidelity Managed Income Portfolio Fund	5,487,659		2,479,135
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	296,015		26,942

	5,783,674	15.2%	2,506,077	18.1%

	$41,690,574		$59,094,594

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2008

NOTE 4. INTEREST IN THE MASTER TRUST (continued)

Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2008, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments	Interest and Dividends	Net Investment Income/(Loss)	Share in Net Investment Income/(Loss)
American Beacon Funds Large Cap Value Plan Ahead Class Fund	$(611,871)	$25,219	$(586,652)	32.1%
Baron Small Cap Fund	(153,295)	—	(153,295)	11.0%
JPMorgan Diversified Mid Cap Growth Class A Fund	(1,090,766)	38,019	(1,052,747)	29.1%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	(241,275)	6,725	(234,550)	21.3%
LMP Aggressive Growth Class A	(85,135)	—	(85,135)	68.9%
Fidelity Low-Priced Stock Fund	(1,600,871)	357,150	(1,243,721)	19.1%
Fidelity Diversified International Fund	(2,183,721)	33,415	(2,150,306)	14.6%
Fidelity Freedom Income Fund	(53,394)	14,912	(38,482)	19.3%
Fidelity Freedom 2000 Fund	(1,243,023)	321,318	(921,705)	54.6%
Fidelity Freedom 2010 Fund	(2,204,466)	368,842	(1,835,624)	17.4%
Fidelity Freedom 2020 Fund	(3,132,705)	442,457	(2,690,248)	21.0%
Fidelity Freedom 2030 Fund	(1,156,923)	150,639	(1,006,284)	39.6%
Fidelity Freedom 2040 Fund	(785,254)	96,444	(688,810)	52.8%
Spartan Extended Market Index Fund	(686,655)	49,639	(637,016)	16.9%
Spartan U.S. Equity Index Fund	(2,729,835)	126,922	(2,602,913)	16.5%
Fidelity U.S. Bond Index Fund	(24,159)	119,638	95,479	26.4%
Eagle Materials Common Stock Fund	(1,826,368)	—	(1,826,368)	17.1%
Centex Common Stock Fund	(83,959)	—	(83,959)	4.6%
Fidelity Managed Income Portfolio Fund	—	129,125	129,125	15.5%

	$(19,893,675)	$2,280,464	$(17,613,211)

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2008

NOTE 4. INTEREST IN THE MASTER TRUST (continued)

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 6. RELATED PARTY TRANSACTIONS

Certain Plan investments in the registered investment companies, the common/collective trust, and the interest-bearing cash equivalent portion of the EXPSF are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008 and 2007:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$11,551,281	$15,061,377
Employers’ contribution receivable	(648,850)	(663,250)
Adjustment from contact value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	(44,894)	(4,872)

Net assets available for benefits per Form 5500	$10,857,537	$14,393,255

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2008

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008:

December 31, 2008
Net decrease in net assets available for benefits per the financial statements	$(3,510,096)
Decrease from 2008 Employers’ contribution receivable	(648,850)
Increase from 2007 Employers’ contribution receivable	663,250
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	(40,022)

Net decrease in assets available for benefits per Form 5500	$(3,535,718)

The accompanying financial statements present fully benefit-responsive contracts at contract value, while the Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

SUPPLEMENTAL SCHEDULE

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 001

DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Investments	Plan interest in Master Trust	$—	$10,857,537

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Hourly Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Date: June 22, 2009	By:	/S/ DAVID B. POWERS
David B. Powers, Chairman, Administrative Committee

INDEX TO EXHIBIT

Eagle Materials Inc. Hourly Profit Sharing Plan

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference
23	Consent of Sutton Frost Cary LLP	Filed herewith